UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

3rd Floor, No. 107, Wuquan West 3rd Street,

West District, Taichung City 403025,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

J-Star Holding Co., Ltd. furnishes under the cover of Form 6-K the following in connection with the class meeting of holders of its Class A ordinary shares (the “Class Meeting”) and extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), to be held on October 29, 2026.

Exhibits

Exhibit No.	Description
99.1	Notices of the Class Meeting and the Extraordinary General Meeting of J-Star Holding Co., Ltd., to be held on October 29, 2026
99.2	Forms of Proxy Card for the Class Meeting and General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2026	J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer